SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of,               November                                 2005
                                -------------------------------------   -------
Commission File Number          000-51592
                                -------------------------------------

                                Shore Gold Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

   Suite 330, 224 - 4th Avenue South, Saskatoon, Saskatchewan, Canada S7K 5M5
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F                          Form 40-F      X
                    ----------------                   ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No         X
                   ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 Business Acquisition Report, dated November 1, 2005, relating to the acquisition of Kensington Resources Ltd. by Shore Gold Inc.

                                                                  DOCUMENT 1

                                 FORM 51-102F4

                          BUSINESS ACQUISITION REPORT

Item 1.           Identity of Reporting Issuer

1.1      Name and Address of Reporting Issuer

     Shore Gold Inc. ("Shore Gold")
     Suite 300, 224 - 4th Avenue S.
     Saskatoon, Saskatchewan S7K 5M5

1.2      Executive Officer

     The name and business number of the executive officer of Shore Gold who is knowledgeable about the significant acquisition and this Report is Harvey
     J. Bay, Chief Financial Officer, and his business telephone number is:
     (306) 664-2202.

Item 2.           Details of Acquisition

2.1      Nature of Assets Acquired

     Shore Gold and Kensington Resources Ltd. ("Kensington") entered into an Amended and Restated Combination Agreement dated September 19, 2005 effective as of August 14, 2005 (the "Combination Agreement"). Pursuant to the Combination Agreement and the Plan of Arrangement (the "Arrangement") set out therein, Shore Gold acquired (the "Acquisition") all of the issued and outstanding common shares in the capital of Kensington ("Kensington Shares") in consideration for the issuance of 0.64 common shares in the capital of Shore Gold ("Shore Gold Shares") for each Kensington Share. See "Summary" and "Information Relating to Kensington" in the Notice of Special Meeting and Management Proxy Circular of Kensington dated September 22, 2005 relating to the Arrangement (the "Circular") which has been filed on SEDAR and which excerpts of the Circular are incorporated by reference. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed thereto in the Circular.

2.2      Date of Acquisition

     The Acquisition was completed on, and had an effective date for accounting purposes of, October 28, 2005.

2.3      Consideration

     As a result of the Arrangement, Kensington Shareholders received from Shore Gold 0.64 Shore Gold Shares for each Kensington Share held and the outstanding Kensington options and warrants were exchanged for options and warrants exercisable for Shore Gold Shares, adjusted to reflect the exchange ratio.

     See "The Arrangement - Transaction Mechanics" in the Circular, which excerpts are incorporated by reference, for further information.

     Pursuant to the foregoing, Shore Gold issued an aggregate of approximately 51,706,786 Shore Gold Shares in exchange for all of the outstanding Kensington Shares, and Shore Gold is obligated to issue an additional 7,175,346 Shore Gold Shares pursuant to the exercise of options and warrants that were issued in exchange for the Kensington options and warrants.

2.4      Effect on Financial Position

     See "The Arrangement - Rationale for the Arrangement" and "Shore Gold Following the Arrangement" in the Circular, which excerpts are incorporated by reference, for a description of the effect of the Arrangement and the Acquisition on the results of operations and financial position of Shore Gold.

2.5      Prior Valuations

     None

2.6      Parties to Transaction

     Not applicable

2.7      Date of Report

     November 1, 2005.

Item 3            Financial Statements

The unaudited pro forma consolidated balance sheet of Shore Gold as at June 30, 2005 and the unaudited pro forma consolidated statements of earnings of Shore Gold for the year ended December 31, 2004 and the six months ended June 30, 2005 giving effect to the Acquisition are attached as Schedule "A" to this Report.

The audited comparative financial statements for Kensington for the years ended December 31, 2004 and 2003 are attached as Schedule "B" to this Report. The unaudited comparative financial statements for Kensington for the six months ended June 30, 2005 are attached as Schedule "C" to this Report.

                                  SCHEDULE "A"


KPMG LLP                                             Telephone    (306) 934-6200
Chartered Accountants                                Fax          (306) 934-6233
600 - 128 Fourth Avenue South                        Internet        www.kpmg.ca
Saskatoon SK  S7K 1M8

              COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of Shore Gold Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Shore Gold Inc. ("Shore Gold") as at June 30, 2005 and unaudited pro forma consolidated statements of operations for the six months then ended and for the year ended December 31, 2004 and have performed the following procedures.

       1. Compared the figures in columns captioned "Shore Gold Inc." to the unaudited interim consolidated financial statements of Shore as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of Shore for the year ended December 31, 2004 and found them to be in agreement.

       2. Compared the figures in the columns captioned "Kensington Resources Ltd." to the unaudited restated financial statements of Kensington Resources Ltd. ("Kensington") as at June 30, 2005 and for the six months then ended and the audited financial statements of Kensington for the year ended December 31,2004 and found them to be in agreement.

       3. Made enquiries of certain officials of Shore who have responsibility for financial and accounting matters about:

         (a) the basis for determination of the pro forma adjustments; and
         (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements and related regulations of the various Securities Commissions.

             The officials:

         (a) described to us the basis for determination of the pro forma adjustments; and
         (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements and related regulations of the various Securities Commissions.

       4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

       5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Shore Gold Inc." and "Kensington Resources Ltd." as at June 30, 2005 and for the six months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

/s/ KPMG LLP

Saskatoon, Canada
November 1, 2005

SHORE GOLD INC.
Pro Forma Consolidated Balance Sheet

At June 30, 2005
(unaudited)
(in thousands)

-------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------
                                                    Kensington
                                      Shore Gold     Resources            Note         Pro Forma       Pro Forma
                                            Inc.          Ltd.               3       Adjustments    Consolidated
-------------------------------------------------------------------------------------------------------------------
Assets
    Current assets
        Cash and cash equivalents     $        15    $     991                       $               $     1,006
        Short-term investments            140,285       32,992                                           173,277
        GST and other receivables             431          195                                               626
        Prepaid expenses and advances          96           27                                               123
        Marketable securities                  --          213                a                8              42
                                                                              b             (179)
-------------------------------------------------------------------------------------------------------------------
                                          140,827       34,418                                           175,074

     Deposits                                                7                                                 7
     Future income taxes                                   362                a             (362)             --
     Property, plant and equipment            107          151                                               258
     Mineral properties                    43,648       14,875                a          397,523         456,046
     Investment in Wescan
       Goldfields Inc.                        358           --                                              358

-------------------------------------------------------------------------------------------------------------------
                                      $   184,940    $  49,813                                        $  631,743
===================================================================================================================

Liabilities
     Accounts payable and accrued
       liabilities                    $     1,559    $     202                a        $   3,550      $    5,311
-------------------------------------------------------------------------------------------------------------------
                                            1,559          202                                             5,311

Future income taxes                            --           --                a          155,034         155,034
-------------------------------------------------------------------------------------------------------------------
                                            1,559          202                                           160,345

-------------------------------------------------------------------------------------------------------------------
Shareholders Equity
     Share capital                        191,031       65,517                c            1,604         453,355
                                                                              a          195,277
                                                                              b             (179)
                                                                              c              105
     Additional paid-in capital                --          105                c             (105)             --
     Contributed surplus                    2,784        1,604                a           25,693          28,477
                                                                              c           (1,604)
     Deficit                              (10,434)     (17,615)               a           17,615         (10,434)

-------------------------------------------------------------------------------------------------------------------
                                          183,381       49,611                                           471,398
-------------------------------------------------------------------------------------------------------------------
                                      $   184,940    $  49,813                                        $  631,743
===================================================================================================================

SHORE GOLD INC.
Pro Forma Consolidated Statement of Operations

Year ended December 31, 2004
(unaudited)
(in thousands)

-------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------
                                                    Kensington
                                      Shore Gold     Resources            Note         Pro Forma       Pro Forma
                                            Inc.          Ltd.               3       Adjustments    Consolidated
-------------------------------------------------------------------------------------------------------------------

Interest and other income           $       582    $        96                                        $      678
-------------------------------------------------------------------------------------------------------------------
Expenses
    Administration                          873            597                                        $    1,470
    Amortization                             21              7                                                28
    Consulting and professional fees        548             99                                               647
    Corporate development                   418            462                                               880
    Income tax                               20             --                                                20
    Share of loss in Wescan
       Goldfields Inc.                       29             --                                                29
    Stock-based compensation                147            443                                               590
-------------------------------------------------------------------------------------------------------------------
                                          2,056          1,608                                             3,664

-------------------------------------------------------------------------------------------------------------------

Loss before income taxes                 (1,474)        (1,512)                                           (2,986)

Future income tax recovery                   --          1,069                                             1,069
-------------------------------------------------------------------------------------------------------------------
Net loss for the year               $    (1,474)   $      (443)                                       $   (1,917)
-------------------------------------------------------------------------------------------------------------------

Loss per share, basic and           $     (0.03)   $     (0.01)                                       $    (0.01)
   diluted


SHORE GOLD INC.
Pro Forma Consolidated Statement of Operations

Six months ended June 30, 2005
(unaudited)
(in thousands)

-------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------
                                                    Kensington
                                      Shore Gold     Resources            Note         Pro Forma       Pro Forma
                                            Inc.          Ltd.               3       Adjustments    Consolidated
-------------------------------------------------------------------------------------------------------------------

Interest and other income           $     1,114      $     160                                        $    1,274
-------------------------------------------------------------------------------------------------------------------
Expenses
    Administration                          447            524                                        $      971
    Amortization                             10             11                                                21
    Consulting and professional fees        491            110                                               601
    Corporate development                   360            298                                               658
    Income tax                              120             --                                               120
    Stock-based compensation              1,465          1,091                                             2,556
-------------------------------------------------------------------------------------------------------------------
                                          2,893          2,034                                             4,927

-------------------------------------------------------------------------------------------------------------------

Loss before income taxes                 (1,779)        (1,874)                                           (3,653)

Future income tax recovery                   --            362                                               362
-------------------------------------------------------------------------------------------------------------------
Net profit (loss) for the six months $   (1,779)   $    (1,512)                                        $  (3,291)


Loss per share, basic and            $    (0.02)   $     (0.02)                                        $   (0.02)
   diluted


SHORE GOLD INC.
Notes to Pro Forma Consolidated Financial Statements

As at June 30, 2005 and for the six-months then ended and for the year ended December 31, 2004
(unaudited)

-------------------------------------------------------------------------------


1.   Basis of presentation:

     The unaudited pro forma consolidated balance sheet of Shore Gold Inc. (the Company or Shore Gold) as at June 30, 2005 and the unaudited pro forma consolidated statement of operations for the six months then ended and for the year ended December 31, 2004 have been prepared by management of Shore Gold after giving effect to the business combination between Shore Gold and Kensington Resources Ltd. (Kensington). These pro forma consolidated financial statements include:

     a) A pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Shore Gold as at June 30, 2005 and the unaudited restated balance sheet of Kensington as at June 30, 2005; and

     b) The pro forma consolidated statement of operations combining the audited consolidated statement of operations of Shore Gold for the year ended December 31, 2004 and the audited statement of operations of Kensington for the year ended December 31, 2004. In addition a pro forma consolidated statement of operations combining the unaudited consolidated statement of operations of Shore Gold for the six months ended June 30, 2005 and the unaudited restated statement of operations of Kensington for the six months ended June 30, 2005 is also included.

     The pro forma consolidated balance sheet as at June 30, 2005 has been prepared as if the combination with Kensington described in Note 2 had occurred on June 30, 2005. The pro forma consolidated statements of operations have been prepared as if the transaction described in Note 2 had occurred on the first day of the periods presented.

     It is managements opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Note 2 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Shore Gold's accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Shore Gold which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

     The unaudited pro forma consolidated financial statements should be read in conjunction with the 2004 historical comparative financial statements and notes thereto of Shore Gold and Kensington.

SHORE GOLD INC.
Notes to Pro Forma Consolidated Financial Statements - Continued

As at June 30, 2005 and for the six-months then ended and for the year ended December 31, 2004
(unaudited)

===============================================================================


2.   Business acquisition:

     On August 15, 2005 Shore Gold and Kensington announced their intention to merge. On October 21, 2005, the shareholders of Kensington approved the Plan of Arrangement (the Plan) to merge Shore Gold and Kensington. Pursuant to the Plan, Shore Gold issued 0.64 Shore Gold shares for each common share of Kensington. The transaction is being accounted by the purchase acquisition method with Shore Gold being identified as the acquirer. In addition, each outstanding Kensington stock option was transferred to Shore Gold and each holder received an option to purchase that number of Shore Gold shares determined by multiplying the number of shares by 0.64, at an exercise price per Shore Gold share equal to the Kensington option price divided by 0.64. Each Kensington warrant was transferred to Shore Gold and each holder received a warrant from Shore Gold to purchase 0.64 Shore Gold shares at a price per warrant equal to the exercise price under the Kensington warrant. Each Kensington broker warrant, in accordance with its terms, became exercisable for securities of Shore Gold.

     The preliminary allocation of the purchase price is summarized below in the table and is subject to change:


===============================================================================

-------------------------------------------------------------------------------

     Purchase price:
         50,000,481 shares of Shore Gold             $     262,503,000
         Stock options and warrants of Shore Gold           25,693,000
         Acquisition costs                                   3,550,000

-------------------------------------------------------------------------------
                                                     $     291,746,000
===============================================================================

     Net assets acquired:
         Cash and short-term investments             $      33,982,820
         Non-cash working capital                              241,781
         Deposits                                                6,532
         Property, plant and equipment                         150,854
         Mineral properties                                412,398,057
         Future income taxes                              (155,034,044)

-------------------------------------------------------------------------------
                                                     $     291,746,000
===============================================================================


     The fair value of the net assets of Kensington acquired will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown above and the differences may be material.

SHORE GOLD INC.
Notes to Pro Forma Consolidated Financial Statements - Continued

As at June 30, 2005 and for the six-months then ended and for the year ended December 31, 2004
(unaudited)

===============================================================================

3.   Pro forma adjustments:

     The pro forma consolidated financial statements includes the following pro forma adjustments:

     a) The completion of the merger of Shore Gold and Kensington will occur to record all of the purchase accounting adjustments as described in
         Note 2.

     b) Assuming the cancellation of common shares of Shore Gold held by Kensington.

     c) Additional paid-in capital and contributed surplus in Kensington is transferred to share capital.

4.   Share capital continuity:

     a) A continuity of Shore Gold issued common share capital and related recorded values after giving effect to the pro forma transactions described in Note 2 above is set out below:

===============================================================================================================
                                                                          Number of Shares              Amount
---------------------------------------------------------------------------------------------------------------

         Shares of the Company at June 30, 2005                                 94,394,891     $   191,030,894
         Shares issued for acquisition of Kensington                            50,000,481         262,503,000
         Elimination of investment in Shore Gold by Kensington                     (39,812)           (179,154)

---------------------------------------------------------------------------------------------------------------
                                                                               144,355,560      $  453,354,740
===============================================================================================================

     b)  Continuity of stock options:


===============================================================================================================
                                                                          Number of Shares              Amount
---------------------------------------------------------------------------------------------------------------

         Stock options outstanding of the Company at June 30, 2005               2,980,000       $        1.78
         Stock options outstanding of Kensington at June 30, 2005
            (before transfer to Shore Gold options, 5,177,250
            options at weighted average price of $1.03)                          3,313,440                1.61

---------------------------------------------------------------------------------------------------------------
                                                                                 6,293,440       $        1.69
===============================================================================================================

     c)  Continuity of warrants:


===============================================================================================================
                                                                          Number of Shares              Amount
---------------------------------------------------------------------------------------------------------------

         Warrants outstanding of the Company at June 30, 2005                    6,415,931       $        2.70
         Warrants outstanding of Kensington at June 30, 2005 (before transfer to Shore Gold, 8,238,795 warrants at a weighted
            average price of $2.17)                                              5,272,829                3.39

---------------------------------------------------------------------------------------------------------------
                                                                                11,688,760       $        3.01
===============================================================================================================

                                  SCHEDULE "B"

Auditors' Report and Financial Statements of


KENSINGTON RESOURCES LTD.


December 31, 2004 and 2003

DELOITTE                                Deloitte & Touche LLP
                                        2800-1055 Dunsmuir Street
                                        4 Bentall Centre
                                        P.O. Box 49279
                                        Vancouver BC V7X 1P4
                                        Canada

                                        Tel.:  (604) 669-4466
                                        Fax:   (604) 685-0395
                                        www.deloitte.ca


Auditors' Report


To the Shareholders of
Kensington Resources Ltd.


We have audited the balance sheets of Kensington Resources Ltd. as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/S/ DELOITTE & TOUCHE LLP

Chartered Accountants
Vancouver, British Columbia
April 1, 2005


KENSINGTON RESOURCES LTD.
Balance Sheets
December 31, 2004 and 2003
---------------------------------------------------------------------------------------------


                                                                       2004             2003
                                                              -------------- ----------------

ASSETS

CURRENT
        Cash                                                     $   81,005      $ 1,001,202
        Short-term investments                                    6,192,000        1,175,000
        GST and other receivables                                    39,020           23,188
        Prepaid expenses                                             11,252            5,937
        Marketable securities (quoted market
             value $50,325; 2003 - $114,375)                         32,025           32,025
---------------------------------------------------------------------------------------------
                                                                  6,355,302        2,237,352
DEPOSITS                                                             12,000                -
FUTURE INCOME TAXES (Notes 3 and 9)                               1,068,600                -
PROPERTY, PLANT AND EQUIPMENT (Note 4)                               81,965           14,565
MINERAL PROPERTIES (Note 5)                                      13,780,530       10,527,906
---------------------------------------------------------------------------------------------
                                                                $21,298,397     $ 12,779,823
---------------------------------------------------------------------------------------------

LIABILITIES

CURRENT
        Accounts payable and accrued liabilities                 $  181,854       $  114,895
        Cash calls payable (Note 5)                               2,082,119          537,968
---------------------------------------------------------------------------------------------
                                                                  2,263,973          652,863
---------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Capital stock (Note 6)                                           33,450,717       26,543,215
Additional paid-in capital                                          105,121          105,121
Contributed surplus                                                 512,691           69,536
Deficit                                                         (15,034,105)     (14,590,912)
---------------------------------------------------------------------------------------------
                                                                 19,034,424       12,126,960
---------------------------------------------------------------------------------------------
                                                                $21,298,397      $12,779,823
---------------------------------------------------------------------------------------------


APPROVED BY THE BOARD:

(Signed) Robert A. McCallum
------------------------------------------------
Robert A. McCallum, President, CEO and Director

(Signed) James R. Rothwell
------------------------------------------------
James R. Rothwell, Chairman and Director


              See accompanying notes to the financial statements.


KENSINGTON RESOURCES LTD.
Statements of Operations and Deficit
Years ended December 31
------------------------------------------------------------------------------------------------------

                                                                               2004             2003
                                                                      --------------    --------------

INTEREST AND OTHER INCOME                                             $      95,583     $      21,058
------------------------------------------------------------------------------------------------------
EXPENSES
         Amortization                                                         6,783             3,812
         Bank charges and interest                                            1,213             1,111
         Legal, accounting and professional                                  99,359           170,175
         Office                                                             254,588           194,367
         Promotion, public relations and travel                             462,125           403,592
         Salaries and management fee                                        245,151           138,164
         Stock-based compensation                                           443,155            69,536
         Transfer and filing                                                 95,002            55,404
-----------------------------------------------------------------------------------------------------
                                                                          1,607,376         1,036,161
-----------------------------------------------------------------------------------------------------
Loss before income taxes                                                 (1,511,793)       (1,015,103)
Future income tax recovery (Notes 3 and 9)                                1,068,600                 -
------------------------------------------------------------------------------------------------------
Net loss for the year                                                      (443,193)       (1,015,103)
Deficit, beginning of year                                              (14,590,912)      (13,575,809)
------------------------------------------------------------------------------------------------------
Deficit, end of year                                                  $ (15,034,105)    $ (14,590,912)
------------------------------------------------------------------------------------------------------

Basic and diluted loss per share                                      $       (0.01)    $       (0.02)
------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding                            59,528,895        50,276,560
------------------------------------------------------------------------------------ -----------------



              See accompanying notes to the financial statements.


KENSINGTON RESOURCES LTD.
Statements of Cash Flows
Years ended December 31
---------------------------------------------------------------------------------------------------------------------

                                                                                          2004                2003
                                                                                  -------------         ------------
OPERATING ACTIVITIES
       Net loss for the year                                                      $   (443,193)         $  1,015,103)
       Items not involving cash
           Amortization                                                                  6,783                 3,812
           Stock-based compensation expense (Note 6 (d) (ii))                          443,155                69,536
           Future income tax recovery                                               (1,068,600)                    -
           Gain on sale of vehicle                                                      (5,042)                    -
       Net change in non-cash working capital items
           affecting operations (Note 10)                                               33,812                78,323
---------------------------------------------------------------------------------------------------------------------
                                                                                    (1,033,085)             (863,432)
---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITY
       Issuance of capital stock for cash                                            6,907,502             4,409,406
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
       Expenditures and advances on mineral properties,
           net of unpaid cash calls                                                 (1,708,473)           (1,688,895)
       Purchase of property, plant and equipment, net                                  (69,141)                    -
       Purchase of short-term investments                                           (5,017,000)           (1,175,000)
---------------------------------------------------------------------------------------------------------------------
                                                                                    (6,794,614)           (2,863,895)
---------------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) INFLOW FOR THE YEAR                                                (920,197)              682,079
CASH, BEGINNING OF YEAR                                                              1,001,202               319,123
---------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                                 $     81,005          $  1,001,202
---------------------------------------------------------------------------------------------------------------------




              See accompanying notes to the financial statements.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS

         The Company is an exploration stage company at December 31, 2004 since it has not, as yet, achieved commercial production on any of its concessions.

         The Company's emergence from the exploration stage and the recoverability of the amounts shown for mineral concessions and deferred exploration costs is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the concessions, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the significant accounting policies outlined below.

         (a)      Cash

                  Cash consists of cash on hand and deposits in banks.

         (b)      Short-term investments

                  Short-term investments consist of highly liquid investments with maturities of greater than 90 days and less than one year.

                  The Company has $92,000 of restricted term deposits. This cash is held as collateral for a corporate credit card limit of $80,000.

         (c)      Marketable securities

                  Marketable securities are carried at the lower of cost and market.

         (d)      Property, plant and equipment

                  Property, plant and equipment are recorded at cost and are depreciated using the declining balance method at 20% per annum for field, computer and furniture equipment and 30% per annum for automobiles.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (e)      Mineral properties

                  Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year. When deferred expenditures on individual producing properties exceed the estimated net recoverable amount, the properties are written down to the estimated net recoverable amount.

                  The Company accounts for its mineral properties in accordance with Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11.

         (f)      Stock-based compensation

                  The Company uses the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model and is charged to operations with an offsetting credit to contributed surplus, on a straight-line over the vesting period.

         (g)      Income taxes

                  The Company accounts for income taxes using the future income tax method of accounting. This method requires the recognition of future income taxes for the expected future tax consequences of differences between the carrying amount of balance items and their corresponding tax values. This method also requires the Company to compute future income taxes using the substantively enacted corporate income tax rates in effect each year. If management believes it is not likely that the Company will generate sufficient taxable income to allow the realization of future tax assets, the Company reduces the future income tax asset by recording a valuation allowance.

         (h)      Loss per common share

                  The Company uses the treasury stock method for calculation of fully diluted loss per share in accordance with the Canadian Institute of Chartered Accountants accounting standard. For all periods presented, the effect of outstanding stock options is anti-dilutive.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------


2.       SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (i)      Use of estimates

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, other than market securities for which the fair value is disclosed on the balance sheet, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         (j)      Financial instruments

                  The Company's financial instruments include cash, GST and other receivable, marketable securities, accounts payable and cash calls. The carrying values of these financial instruments, other than marketable securities for which the fair value is disclosed on the balance sheet, approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.


3.       FLOW-THROUGH SHARES

         On September 24, 2004, the Company issued 2,307,693 flow-through shares as part of a private placement for proceeds of $3 million. The exploration expenditures funded by the flow-through share issue will be renounced for tax purposes in fiscal 2005. Under CICA Emerging Issues Abstract 146, Flow-Through Shares, the renouncement of the tax deduction for the benefit of investors gives rise to a future income tax liability and a corresponding reduction in shareholders' equity. The tax effect of the flow-through shares will be recorded in the three month period ended March 31, 2005 when the expenditures are renounced. The Company has income tax losses and other income tax assets that previously have been subject to a 100% valuation provision. The Company now considers it to be more likely than not that these tax assets can offset the expected future income tax liability. Accordingly, a future income tax asset and income tax recovery of $1,068,600 has been recorded as at December 31, 2004.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------

4.       PROPERTY, PLANT AND EQUIPMENT

                                                                     2004                                   2003
                                            -------------------------------------------------------     --------------
                                                                   Accumulated          Net Book           Net Book
                                                  Cost            Depreciation           Value              Value
                                            ----------------    ----------------     --------------     --------------
         Automobile                               $  29,346           $   4,402          $  24,944          $     958
         Field equipment                              7,499               3,977              3,522              2,273
         Computer equipment                          16,377               5,787             10,590              8,090
         Furniture and equipment                     51,129               8,220             42,909              3,244
         -------------------------------------------------------------------------------------------------------------
                                                  $ 104,351           $  22,386          $  81,965          $  14,565
         =============================================================================================================

5.       MINERAL PROPERTIES

         Cumulative acquisition and exploration costs as at December 31 are as follows:

                                                      2004                 2003
                                            ---------------      ---------------

         Geological and exploration           $  2,735,476         $  2,099,853
         Land tenure                                51,326               51,148
         Drilling                                6,950,014            5,138,470
         Assay                                   1,594,785            1,462,172
         Supplies                                  108,506               49,918
         Transport                                 292,856              233,916
         Rental Equipment                          245,247              169,123
         General                                   127,095              114,842
         Project overhead                        1,675,225            1,208,464
         -----------------------------------------------------------------------
                                              $ 13,780,530         $ 10,527,906
         =======================================================================

         The Company has earned a 42.245% interest in certain mineral claims consisting of 22,544 hectares in the Fort a la Corne area of Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Inc. ("De Beers"), UEM Inc. and Cameco Corporation ("Cameco"). This joint venture relationship entails an agreement on annual budget between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditure incurred by the operator. Cash calls outstanding at December 31, 2004 total $2,082,119 (2003 - $537,968). No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $13,780,530 (2003 - $10,527,906).

         Upon the completion of exploration phase, the feasibility and development stage commences. The Company is committed to fund a maximum of $8.5 million on a priority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------

6.       SHARE CAPITAL

         (a)      Authorized

                  Unlimited common shares of no par value

         (b)      Issued

                                                                                         Shares              Amounts
                                                                                 ---------------    -----------------

                  Balance, December 31, 2002                                         46,871,798         $ 22,127,809
                  Issuance for private placements, net of issue costs                 4,103,164            3,207,723
                  Issuance on exercise of stock options and warrants                  2,327,583            1,207,683
                  ---------------------------------------------------------------------------------------------------
                  Balance, December 31, 2003                                         53,302,545           26,543,215
                  Issuance for private placements, net of issue costs
                     of $461,498                                                      5,164,835            5,538,502
                  Issuance on exercise of stock options and warrants                  2,178,333            1,369,000
                  ---------------------------------------------------------------------------------------------------
                  Balance, December 31, 2004                                         60,645,713         $ 33,450,717
                  ===================================================================================================

         (c)      Private placement

                  On September 24, 2004, the Company completed a $6 million private placement consisting of 2,307,692 flow-through shares issued at a price of $1.30 per flow-through share, and 2,857,143 Units of the Company at a price of $1.05 per Unit. Each Unit consists of one common share and one half of one warrant, and each whole warrant entitles the holder thereof to purchase one common share at any time from the date of issue of the warrant until the date which is for a period of eighteen months after the closing date of the private placement, at an exercise price of $1.25 per warrant share for the first 12 months and $1.55 thereafter. The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited who received non-transferable warrants which entitle the agency to purchase 161,539 non flow-through shares and 200,000 Units at a price of $1.05 per share or Unit under the same terms, period and prices mentioned above.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------

6.       SHARE CAPITAL (Continued)

         (d)      Stock options

                  The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares. Stock options are issuable at the discretion of the Board of Directors, up to 5,500,000 common shares.

                  (i)      The changes in stock options were as follows:

                                                                                    Weighted                          Weighted
                                                                                     Average                           Average
                                                                December 31,        Exercise       December 31,       Exercise
                                                                        2004           Price               2003          Price
                                                              ---------------    ------------    ---------------    -----------
                           Balance outstanding,
                                  beginning of year                3,992,726         $  0.58          4,273,226        $  0.54
                           Activity during the year
                                  Options granted                  1,005,000            0.95            345,000           0.82
                                  Options exercised                 (840,000)           0.34           (490,500)          0.31
                                  Options cancelled/expired         (260,476)           0.80           (135,000)          0.78
                           ----------------------------------------------------------------------------------------------------
                           Balance outstanding,
                                  end of year                      3,897,250         $  0.71          3,992,726        $  0.58
                           ====================================================================================================

                  (ii) During the year ended December 31, 2004, 150,000 (2003 - 260,000) stock options were issued to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $79,313 were recorded for the year ended December 31, 2004 (2003 - $44,039). The
                           Company also recorded a charge to operations of $363,842 for the period ended December 31, 2004 (2003 - $25,497) for stock options granted to employees and directors. This amount was determined using Black-Scholes, assuming no dividends were paid, a weighted average volatility of the Company's share price of 157.57%, a weighted average annual risk free interest rate of 4% and an expected live of three to five years.

                           The fair value of each option granted is estimated using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                                                                 2004                 2003
                                                                    ------------------    -----------------
                           Risk free interest rate                                 4%                   4%
                           Expected life of options in years             3 to 5 years         2 to 5 years
                           Expected volatility                            158% - 171%                  34%
                           Dividend per share                                    $Nil                 $Nil


KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------

6.       SHARE CAPITAL (Continued)

         (d)      Stock options (continued)

                  (iii) As at December 31, 2004, directors' and employees' stock options were outstanding as follows:

                                                            Number                            Weighted
                                                          Outstanding                          Average
                              Range                     and Exercisable                       Remaining
                           of Exercise                  at December 31,                      Contractual
                              Prices                         2004                           Life (years)
                           --------------           --------------------                 ----------------
                           $0.00 - $0.50                      1,102,250                             0.52
                           $0.51 - $1.00                      2,240,000                             2.21
                           $1.00 - $1.50                        555,000                             3.80
                           ------------------------------------------------------------------------------
                                                              3,897,250                             1.97
                           ==============================================================================

         (e)      Warrants

                  (i)      The changes in warrants were as follows:

                                                                                Weighted                           Weighted
                                                                                 Average                            Average
                                                            December 31,        Exercise        December 31,       Exercise
                                                                    2004           Price                2003          Price
                                                          ---------------     -----------    ----------------    -----------
                           Balance outstanding,
                                  beginning of year            4,803,498         $  0.89           3,070,417        $  0.68
                           Activity during the year
                                  Warrants granted             1,428,573            1.21           3,570,164           0.91
                                  Warrants exercised          (1,338,333)           0.80          (1,837,083)          0.57
                                  Warrants expired              (584,667)           1.21                   -              -
                           -------------------------------------------------------------------------------------------------
                           Balance outstanding,
                                  end of year                  4,309,071         $  1.11           4,803,498        $  0.89
                           =================================================================================================

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------

6.       SHARE CAPITAL (Continued)

         (e)      Warrants (continued)

                  (ii) As at December 31, 2004, share purchase warrants were outstanding as follows:

                                              Exercise
                             Number of        Price per
                             Warrants         Security         Expiry Date
                           -------------   -------------   --------------------

                             2,880,498        $  1.05      July 6, 2005
                             1,428,573           1.25      September 24, 2005
                                              or 1.55      March 24, 2006
                           -------------
                             4,309,071
                           =============

                  (iii) Pursuant to the private placement dated September 24, 2004, there are outstanding broker's warrants to purchase 361,539 shares at $1.05 per share and 100,000 at $1.25 per share until March 24, 2006.

         (f)      Shareholder Rights Plan

                  During 2004, the Company proposed to update its Shareholder Rights Plan which was originally adopted on June 29, 2001. Under the terms of the new Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more or the outstanding common shares of the Company. At an Extraordinary General Meeting on April 4, 2005, the shareholders of the Company ratified the adoption of the Shareholder Rights Plan.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------

7.       RELATED PARTY TRANSACTIONS

         The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:

                                                Year ended December 31
                                        ---------------------------------------
                                                     2004                  2003
                                        ------------------    -----------------

         Salaries and Management fee           $  245,151            $  139,671
         ======================================================================

         As at December 31, 2004, accounts payable include $3,448 (2003 - $9,583) due to directors, a former director and companies controlled by directors.


8.       SEGMENTED INFORMATION

         Industry information

         The Company operates in one reportable operating segment, being the acquisition and development of resource properties.

         Geographic information

         Revenue from operations in the years ended December 31, 2004 were derived from interest income which was earned in Canada.

         The Company's non-current assets are located in Canada.


9.       INCOME TAXES

         The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and provincial income tax rates to loss before tax provision due to the following:

                                                                                        2004                2003
                                                                             ----------------    ----------------
         Statutory tax rate                                                            35.6%               37.6%
         Income tax recovery computed at standard rate                           $   538,198         $   381,679
         Non-deductible stock option expense                                        (157,763)            (26,145)
         Tax benefit not recognized in prior year                                    688,165                   -
         Tax losses not recognized in the period that the
               benefit arose                                                               -            (355,534)
         --------------------------------------------------------------------------------------------------------
                                                                                 $ 1,068,600         $         -
         ========================================================================================================


KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003
-------------------------------------------------------------------------------


9.       INCOME TAXES (Continued)

         The Company, subject to the approval of the tax authority, has non-capital losses for tax purposes of approximately $4,565,000 available to reduce future income tax which expire as follows:

                 2005                       $   395,000
                 2006                           190,000
                 2007                           466,000
                 2008                           547,000
                 2009                           735,000
                 2010                         1,078,000
                 2014                         1,154,000
                 ---------------------------------------
                                            $ 4,565,000
                 =======================================

         Temporary differences and carryforwards gave rise to the following future income tax assets at year end:

                                                                                         2004               2003
                                                                               ---------------     --------------
         Future income tax asset
               Operating loss carryforwards                                        $1,626,074         $1,553,632
               Capital assets                                                           5,980              5,657
               Mineral properties                                                     986,085          1,297,502
               Investments                                                             68,738             72,559
               Financing fees                                                          72,490             76,520
         --------------------------------------------------------------------------------------------------------
                                                                                    2,759,367          3,005,870
         Less:  Valuation allowance                                                (1,690,767)        (3,005,870)
         --------------------------------------------------------------------------------------------------------
                                                                                   $1,068,600         $        -
         ========================================================================================================

10.      NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                                        2004               2003
                                                              ---------------    ---------------

         GST and other receivables                                 $ (15,832)         $  20,566
         Prepaid expenses and deposits                               (17,315)            (5,937)
         Accounts payable and accrued liabilities                     66,959             63,694
         ---------------------------------------------------------------------------------------
                                                                   $  33,812          $  78,323
         =======================================================================================

11.      LEASE COMMITMENTS

         As at December 31, 2004 the Company is committed under leases for office space and office equipment in the following amounts for the next six years:

                           2005                   $   33,971
                           2006                       36,585
                           2007                       36,585
                           2008                       38,276
                           2009                       33,210
                           2010                       33,210


12.      SUBSEQUENT EVENTS

         Subsequent to the year end, the Company granted 977,500 stock options exercisable at a price of $1.04 per share for a five year period to directors, officers, employees and consultants of the Company, and a further 40,000 stock options exercisable at a price of $2.75 per share for a five year period to a director and officer and an employee of the Company.

         Subsequent to the year end, the Company entered into an agreement with a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents") to act as agents for a $35 million offering of flow through shares and non-flow through units on a commercially reasonable best efforts basis. The closing of the offering, currently expected in early May 2005, is subject to certain conditions, including completion of satisfactory due diligence by the Agents, and regulatory approval.

                                  SCHEDULE "C"

                           Kensington Resources Ltd.



                              Financial Statements




                     For the six months ended June 30, 2005
                                    Restated

                     UNAUDITED INTERIM FINANCIAL STATEMENTS












                             PREPARED BY MANAGEMENT


 Kensington Resources Ltd.
 Balance Sheets
 June 30, 2005 and December 31, 2004
 (Unaudited - prepared by management)
------------------------------------------------------------------------------------------------------------------------
                                                                                    Restated - note 9
                                                                                       June 30, 2005   December 31, 2004
------------------------------------------------------------------------------------------------------------------------
ASSETS
    Current Assets
      Cash                                                                                $    990,820      $    81,005
      Short-term investments                                                                32,992,000        6,192,000
      GST and other receivables                                                                195,419           39,020
      Prepaid expenses and advances                                                             27,351           11,252
      Marketable securities (quoted market value $237,926; 2004 - $50,325)                     212,692           32,025
      ------------------------------------------------------------------------------------------------------------------
                                                                                            34,418,282        6,355,302

    Deposits                                                                                     6,532           12,000
    Future income taxes (note 3)                                                               361,547        1,068,600
    Property, plant and equipment (note 4)                                                     150,854           81,965
    Mineral properties (note 5(a))                                                          14,874,868       13,780,530
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $  49,812,083    $  21,298,397
------------------------------------------------------------------------------------------------------------------------

LIABILITIES
    Current Liabilities
      Accounts payable and accrued liabilities                                            $    200,495     $    181,854
      Cash calls payable (note 5(b))                                                                 -        2,082,119
      ------------------------------------------------------------------------------------------------------------------
                                                                                               200,495        2,263,973
SHAREHOLDERS' EQUITY
    Capital stock
      Authorized
      Unlimited common shares of no par value
      Issued and fully paid (note 6)                                                        65,517,394       33,450,717
    Additional paid-in capital                                                                 105,121          105,121
    Contributed surplus                                                                      1,604,046          512,691
    Deficit                                                                                (17,614,973)     (15,034,105)
    --------------------------------------------------------------------------------------------------------------------
                                                                                            49,611,588       19,034,424
------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                             $  49,812,083    $  21,298,397
========================================================================================================================




      "James R. Rothwell"                                              "Robert A. McCallum"
      -------------------------------------------------                -------------------------------------------------
      Chairman and Director                                            President, CEO and Director




                                                     PREPARED BY MANAGEMENT


 Kensington Resources Ltd.
 Statements of Operations and Deficit
 For the six months ended June 30
 (Unaudited - prepared by management)
----------------------------------------------------------------------------------------------------------------------------
                                                                  Restated - note 9                 Restated - note 9
                                                           For the three    For the three      For the six      For the six
                                                            months ended     months ended     months ended     months ended
                                                           June 30, 2005    June 30, 2004    June 30, 2005    June 30, 2004
----------------------------------------------------------------------------------------------------------------------------
Interest and other income                                   $    154,916      $    19,557     $    159,546      $    20,519
----------------------------------------------------------------------------------------------------------------------------
Expenses
    Amortization                                                   4,824            3,596           11,474            4,746
    Bank charges and interest                                        440              386              891              604
    Legal, accounting and professional                            65,133         (10,862)          109,978            1,963
    Office                                                       128,778           71,325          251,167          124,602
    Promotion, public relations and travel                       161,936          141,713          297,785          189,876
    Salaries and management fee                                  139,122          130,638          177,118          159,388
    Stock-based compensation                                     488,986          166,000        1,091,354          166,000
    Transfer and filing                                           65,072           21,084           93,594           32,043
    ------------------------------------------------------------------------------------------------------------------------
                                                               1,054,291          523,880        2,033,361          679,222
----------------------------------------------------------------------------------------------------------------------------
Loss before undernoted items                                    (899,375)        (504,323)      (1,873,815)        (658,703)
Future income tax recovery (note 3)                              361,547                -          361,547                -
----------------------------------------------------------------------------------------------------------------------------
Net loss for the period                                         (537,828)        (504,323)      (1,512,268)         (658,703)
Deficit, beginning of period                                 (17,077,145)     (14,745,292)     (15,034,105)      (14,590,912)
Renouncement of tax deductibility relating
  to flow through shares                                               -                -       (1,068,600)               -
----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                   $   (17,614,973) $  (15,249,615)   $  (17,614,973)  $   (15,249,615)
----------------------------------------------------------------------------------------------------------------------------

Loss per share, basic and diluted                        $         (0.01) $        (0.01)   $        (0.02)  $          (0.01)

Weighted average number of shares
      Basic and diluted                                       71,653,304      54,844,396        66,375,400        54,535,532
----------------------------------------------------------------------------------------------------------------------------



                                                     PREPARED BY MANAGEMENT



 Kensington Resources Ltd.
 Statements of Cash Flows
 For the six months ended June 30
 (Unaudited - prepared by management)
--------------------------------------------------------------------------------------------------------------------------------
                                                                     Restated - note 9                 Restated - note 9
                                                              For the three    For the three      For the six      For the six
                                                               months ended     months ended     months ended     months ended
                                                              June 30, 2005    June 30, 2004    June 30, 2005    June 30, 2004
--------------------------------------------------------------------------------------------------------------------------------

Operating Activities
    Net loss from continuing operations                        $   (537,828)    $   (504,323)   $  (1,512,268)    $   (658,703)
    Items not involving cash
      Amortization                                                    4,824            3,596           11,474            4,746
      Stock-based compensation                                      488,986          166,000        1,091,354          166,000
      Gain on sale of truck                                               -           (5,042)               -           (5,042)
      Future income tax (note 3)                                   (361,547)               -         (361,547)               -
    Net change in non-cash working capital
      Accounts receivable                                          (140,762)         (28,204)        (156,399)         (37,674)
      Prepaid expenses and advances                                  43,658           20,306          (16,099)         (19,254)
      Accounts payable and accrued liabilities                       13,797         (522,383)          18,642         (523,140)
    ----------------------------------------------------------------------------------------------------------------------------
    Net cash used by operating activities                          (488,872)        (870,050)        (924,843)      (1,073,067)
--------------------------------------------------------------------------------------------------------------------------------
Financing Activities
    Issuance of shares for cash                                  30,522,035          275,000       32,066,677        1,353,502
    ----------------------------------------------------------------------------------------------------------------------------
    Net cash provided from financing activities                  30,522,035          275,000       32,066,677        1,353,502
--------------------------------------------------------------------------------------------------------------------------------
Investing Activities
    Expenditures on resource properties, net
      of unpaid cash calls                                       (1,160,417)        (221,694)      (3,357,124)        (735,719)
    Purchase of capital assets                                      (47,220)         (31,104)         (80,363)         (47,033)
    Reduction of deposits                                                 -                -            5,468                -
    Redemption (purchase) of short-term investments             (29,100,000)          600,000     (26,800,000)        (350,000)
    ----------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                       (30,307,637)          347,202     (30,232,019)      (1,132,752)
    ----------------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents                                (274,474)        (247,848)         909,815         (852,317)
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of period                  1,265,294          396,733           81,005        1,001,202

--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                     $    990,820     $    148,885     $    990,820     $    148,885
--------------------------------------------------------------------------------------------------------------------------------



                                                     PREPARED BY MANAGEMENT


Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005, (restated)
(unaudited - prepared by management)
------------------------------------------------------------------------------------------------------------------------------

1.    NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION

      The Company is an exploration stage company at June 30, 2005 since it has not, as yet, achieved commercial production on any of its properties.

      The Company's emergence from the exploration stage and the recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004.

      These interim financial statements follow the same accounting policies and methods of their application as in the
      December 31, 2004 annual financial statements of the Company. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

      The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

3.    FLOW-THROUGH SHARES

      On September 24, 2004, the Company issued 2,307,693 flow-through shares as part of a private placement for proceeds of
      $3 million. The exploration expenditures funded by the flow-through shares were renounced for tax purposes in 2005.
      Accordingly under Canadian generally accepted accounting principles the renouncement of income tax has been charged directly to deficit. On May 6, 2005, the Company issued 4,255,400 flow-through shares at $2.35 per share.  When the
      Company renounces this flow through share expense, a charge of $1,690,767 will be recorded directly to deficit.

4.    PROPERTY, PLANT AND EQUIPMENT                                        June 30, 2005
                                                            -------------------------------------------------   Net book value
                                                                               Accumulated                     at December 31,
                                                                    Cost       amortization     Net book value            2004
          ---------------------------------------------------------------------------------------------------------------------
           Automobiles                                           $  68,025       $  11,044       $    56,981        $   24,944
           Field equipment                                          20,978           4,754            16,224             3,522
           Computer equipment                                       36,845           8,911            27,934            10,590
           Computer software                                         6,784           1,696             5,088                 -
           Furniture and equipment                                  57,454          12,827            44,627            42,909
          ---------------------------------------------------------------------------------------------------------------------
                                                                $  190,086       $  39,232       $   150,854        $   81,965
          =====================================================================================================================

5.    MINERAL PROPERTIES
-------------------------------------------------------------------------------------------------------------------------------

      (a)   Acquisition and exploration costs at June 30, 2005 and December 31, 2004 are as follows:

                                                                                               June 30, 2005 December 31, 2004
          ---------------------------------------------------------------------------------------------------------------------
          Geological and exploration                                                            $  3,145,915      $  2,735,476
          Land tenure                                                                                 52,891            51,326
          Drilling                                                                                 7,553,680         6,950,014
          Assay                                                                                    1,642,815         1,594,785
          Supplies                                                                                   108,506           108,506
          Transport                                                                                  371,745           292,856
          Rental equipment                                                                           260,652           245,247
          General                                                                                    133,948           127,095
          Receipt of marketable securities                                                          (180,667)                -
          Project overhead                                                                         1,785,383         1,675,225
          ---------------------------------------------------------------------------------------------------------------------
                                                                                               $  14,874,868      $ 13,780,530
          =====================================================================================================================

      The Company has earned a 42.245% interest in certain mineral claims consisting of 22,544 hectares in the Fort a la
      Corne area of Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Inc. ("De
      Beers") (the operator), UEM Inc. and Cameco Corporation ("Cameco"). This joint venture relationship entails an agreement on annual budgets between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditures incurred by the operator. No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $14,874,868 (December 31, 2004 - $13,780,530).



Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005, (restated)
(unaudited - prepared by management)
------------------------------------------------------------------------------------------------------------------------------

      Upon the completion of exploration phase, the feasibility and development stage commences. The Company is committed to fund a maximum of $8.5 million on a priority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

      (b) No cash calls have been received by the operator for the 2005 program.  Expenditures to June 24, 2005 for the 2005 program were estimated to be $1.99 million of which the Company's share would be approximately $934,000.

6.    CAPITAL STOCK

      (a) Authorized
           Unlimited common shares of no par value

      (b) Issued                                                            Number of Shares                     Share Capital
          ---------------------------------------------------------------------------------------------------------------------
          Balance - December 31, 2003                                           53,302,545                        $ 26,543,215
          Issued for private placement, net of issue costs                       5,164,835                           5,538,502
          Issued on exercise of warrants                                         1,338,333                           1,078,500
          Issued on exercise of stock options                                      840,000                             290,500
          ---------------------------------------------------------------------------------------------------------------------
          Balance - December 31, 2004                                           60,645,713                        $ 33,450,717
          Issued on exercise of warrants                                         2,687,139                           2,859,591
          Issued on exercise of stock options                                      537,500                             207,100
          Issued for private placement, net of issue costs                      14,255,400                          28,999,986
          ---------------------------------------------------------------------------------------------------------------------
          Balance - June 30, 2005                                               78,125,752                        $ 65,517,394
          =====================================================================================================================

          Private placement

          During the quarter ended June 30, 2005, the Company completed a $31 million private placement of flow-through shares and non-flow through units.  A total of 4,255,400 flow-through common shares were issued at a price of $2.35 per flow-through share and a total of 10,000,000 non-flow through units were issued at a price of $2.10 per unit.
          Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of $2.50 per share.  The agents received a commission of 5.5%
          of the gross proceeds of the offering.  In addition, the agents received warrants entitling the agents to purchase for a period of twelve months from closing: (i) 255,324 non-flow through common shares at a price of $2.10 per share; and (ii) 600,000 units on the same terms as the offering at a price of $2.10 per unit.

      (c) Stock Options

      The Company has a Stock Option Plan (the "Plan") under which it is authorized to grant options to directors, officers, employees and consultants.  The maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis.  Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall be no less than the closing price of the Company's shares on the
      TSX Venture Exchange (the "Exchange") on the day preceding the date of grant, less any discount permitted by the
      Exchange or such other price as may be required by the Exchange.

      The changes in stock options for the period ended June 30, 2005 and the year ended December 31, 2004 were as follows:

                                                                                  Weighted
                                                               For the six         average      Year ended
                                                              months ended        exercise    December 31,     Weighted average
                                                             June 30, 2005        price $             2004     exercise price $
          ---------------------------------------------------------------------------------------------------------------------
          Balance outstanding, beginning of period               3,897,250       $    0.58       3,992,726      $          0.54
          Options granted                                        1,817,500            1.52       1,005,000                 0.82
          Options exercised                                       (537,500)           0.39        (840,000)                0.31
          Options cancelled/expired                                      -               -        (260,476)                0.78
          ---------------------------------------------------------------------------------------------------------------------
          Balance outstanding, end of period                     5,177,250       $    1.03       3,897,250      $          0.58
          =====================================================================================================================



Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005, (restated)
(unaudited - prepared by management)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
The Company recorded a charge to operations of $1,091,354 for the six months ended June 30, 2005 for stock options granted to employees and directors.

This  amount was determined using a Black-Scholes model, assuming no dividends were paid, a weighted average volatility for the Company's share price of 82%, a weighted average annual risk free interest rate of 4% and an expected life of three years.

As at June 30, 2005, directors' and employees' stock options were outstanding as follows:

                                                                                                    Weighted average
                                                                        Number                             Remaining
                                             Range of           outstanding at                      Contractual Life
                                      exercise prices            June 30, 2005                               (years)
      --------------------------------------------------------------------------------------------------------------------
                                        $0.00 - $0.50                  592,250                                 0.6
                                        $0.51 - $1.00                2,230,000                                 2.0
                                        $1.00 - $2.00                1,765,000                                 4.5
                                        $2.00 - $3.00                  590,000                                 5.0
      --------------------------------------------------------------------------------------------------------------------
                                                                     5,177,250                                 2.7
      ====================================================================================================================

(d) Warrants
                                                          For the six        Weighted         Year ended          Weighted
                                                         months ended         average       December 31,           average
                                                        June 30, 2005  exercise price              2004     exercise price
      --------------------------------------------------------------------------------------------------------------------
      Balance outstanding, beginning of period              4,309,071       $    1.11         4,803,498         $    0.89
      Warrants granted                                      6,616,863            2.35         1,428,573              1.21
      Warrants exercised                                   (2,687,139)           0.82        (1,338,333)             0.80
      Warrants expired                                              -               -          (584,667)             1.21
      --------------------------------------------------------------------------------------------------------------------
      Balance outstanding, end of period                    8,238,795       $    2.17         4,309,071        $     1.11
      ====================================================================================================================


(e) Shareholder Rights Plan

At the Extraordinary General Meeting on April 4, 2005, the Company's shareholders approved the adoption of a Shareholder
Rights Plan, similar to those adopted by other Canadian companies.  Under the terms of the Plan, rights are attached to the common shares of the Company.  These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire, 20% or more of the outstanding common shares of the Company.


RELATED PARTY TRANSACTIONS

The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:
                                                                                       June 30, 2005     June 30, 2004
      --------------------------------------------------------------------------------------------------------------------
      Salaries and management fees                                                      $    177,118       $   159,388
      Consulting and directors fees                                                           55,554                 -
                                                                                      ------------------------------------
                                                                                        $    232,672       $   159,388
                                                                                      ====================================
SUBSEQUENT EVENTS

(a) Merger with Shore Gold Inc.

Subsequent to June 30, 2005, Shore Gold Inc. ("Shore") and the Company reached a definitive agreement to merge.  Under the terms of the agreement, Shore will offer 0.64 Shore common shares for each common share of the Company.  The merger will occur by way of a Plan of Arrangement to be approved at a special meeting of securityholders expected to be held on
October 21, 2005.  The transaction is conditional on approval from a minimum of 66 2/3% of the votes cast at the securityholders' meeting and on the receipt of all necessary regulatory and court approvals.

On the effective date of the Plan of Arrangement, each outstanding stock option will be cancelled and each holder will receive an option to purchase that number of Shore shares determined by multiplying the number of shares subject to each such option by 0.64 at an exercise price per Shore share equal to the exercise price divided by 0.64.  Each outstanding warrant will be cancelled and each holder will receive a warrant to purchase 0.64 Shore shares at a price per share equal to the exercise price under the warrant.



Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005, (restated)
(unaudited - prepared by management)
------------------------------------------------------------------------------------------------------------------------------

(b) Exercise of stock options and warrants

Subsequent to the period end, a total of 597,883 common shares were issued pursuant to the exercise of stock options and warrants for gross proceeds of $611,987.

9.  RESTATEMENT

A review of the financial statements for the six months ended June 30, 2005 revealed the following items requiring adjustment:

(i)   Stock-based compensation was incorrectly calculated and as a result has been reduced from $2,387,494 to
      $1,091,354. The volatility assumption used in determining the fair value of stock options issued was reduced from
      117% to 82% and the expected life assumption was changed from three to five years to three years (see note 6(c)).

(ii)  Future income taxes on the flow through share issue completed on May 6, 2005 were recognized whereby a recovery of
      $361,547 was made to the operating statement, and previously recognized future income taxes were renounced and recorded directly to the deficit (see note 3).

The impact of the correction of these errors is summarized as follows:
                                                                                          As originally       As restated
                                                                                               reported
--------------------------------------------------------------------------------------------------------------------------
      Future income taxes                                                            $                -   $       361,547
      Total assets                                                                           49,450,536        51,141,303
      Contributed surplus                                                                     2,900,185         1,604,046
      Stock-based compensation                                                                2,387,494         1,091,354
      Future income tax recovery                                                             (1,068,600)          361,547
      Net loss for the period                                                                (4,238,555)       (1,512,268)
      Renouncement of tax deductibility relating to flow through shares                               -        (1,068,600)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Shore Gold Inc.
                                           ------------------------------------
                                                     (Registrant)

Date:   November 10, 2005                  By: /s/ HARVEY J. BAY
        ----------------------                 --------------------------------
                                               Name:   Harvey J. Bay
                                               Title:  Chief Financial Officer